Exhibit 3.1

Amendments to Bylaws

-          Section 3.11 is amended and replaced in its entirety by the following:

Section 3.11.  Voting for Directors.

3.11.1   In the election of directors every shareholder of record entitled to vote at the election shall have the right to vote in person the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote.  Shareholders entitled to vote at any election of directors shall have no right to cumulate votes.

3.11.2   In any election of directors the candidates elected are those receiving the largest numbers of votes cast by the shares entitled to vote in the election, up to the number of directors to be elected by such shares.  For purposes of this Section 3.11, a vote of the “majority of shares cast” means that the number of shares voted “for” a director must exceed the number of votes affirmatively voted as “withheld” from that director. For all director elections in which the number of nominees does not exceed the number of directors to be elected, any nominee who does not receive a majority of the shares cast in the election shall promptly offer his or her resignation to the Board following the date of the shareholders’ meeting at which the election occurred. The Corporation’s Governance Committee will promptly consider the resignation offer and make a recommendation to the Board. The Board will act on the Governance Committee’s recommendation within 90 days following the date of the shareholders’ meeting at which the election occurred.  Thereafter, the Board will promptly disclose publicly its decision whether to accept the director’s resignation offer. The director who tenders his or her resignation pursuant to this provision shall not participate in the Governance Committee’s recommendation or the Board’s decision whether to accept his or her resignation offer.  If no director receives a majority of shares cast in an uncontested election, then the directors who were directors immediately before such meeting will nominate a new slate of directors and hold a special meeting for the purpose of electing those nominees within 180 days following the date of the shareholders’ meeting at which the election occurred.

-          Section 4.18 is amended and replaced in its entirety by the following:

Section 4.18.  Resignation.  Any director may resign at any time by delivering written notice to the chairman of the board, the president, the secretary, or the registered office of the corporation, or by giving oral notice at any meeting of the directors or shareholders.  Any such resignation shall take effect at any subsequent time specified therein (including the occurrence of one or more specified future events), or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.